15047688

AP 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
404

SEC FILE NUMBER
8-66593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IssuWorks Capital, LLC, dba Weild & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 29th Street, Suite 402
(No. and Street)

Boulder	CO	80303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Weild IV — (646) 472-9603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/12/15

OATH OR AFFIRMATION

I, David Weild IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IssuWorks Capital, LLC, dba Weild & Co., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDRA MELGAR
Notary Public, State of New York
No. 01ME6119085
Qualified in Queens County
Commission Expires 11-22-16

Feb 27, 2015

Signature

Chairman

Title

Feb 27th 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IssuWorks
CAPITAL

February 26, 2015

Via Overnight Express

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

RE: IssuWorks Capital, LLC (d/b/a Weild & Co.)
(SEC # 8-66593) (FINRA #132398)
2014 Audited Financial Statements

Dear Sir or Madam:

With regard to the above referenced matter, enclosed please find two (2) original Audited Financial Statements, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Weild & Co. for the year ending 2014. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact me directly.

Sincerely,

David Weild IV
Chairman & CEO

/ddn

777 29th Street, Suite 402 • Boulder, Colorado 80303 • (303) 223-9621 • www.IssuWorks.com

IssuWorks Capital, LLC
dba Weild & Co.

Report of Independent

Registered Public Accounting Firm

December 31, 2014

IssuWorks Capital, LLC
dba Weild & Co.

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 7

Supplemental Information

Schedule I 8

Computation of Net Capital under Rule 15c3-1

Reconciliation with Company's Net Capital Computation

Schedule II 9

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

Information for Possession or Control Requirements under Rule 15c3-3

Reconciliation between Audited and Unaudited Statement of Financial Condition

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) 10

SIPC General Assessment Reconciliation Form SIPC-7 11 - 12

Report of Independent Registered Public Accounting Firm on Exemption Report 13

Exemption Report for SEC Rule 15c3-3 14

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of IssuWorks Capital, LLC, dba Weild & Co.

We have audited the accompanying financial statements of IssuWorks Capital, LLC, dba Weild & Co. which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the IssuWorks Capital, LLC, dba Weild & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IssuWorks Capital, LLC, dba Weild & Co. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of IssuWorks Capital, LLC, dba Weild & Co.'s financial statements. The supplemental information is the responsibility of IssuWorks Capital, LLC, dba Weild & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 16, 2015

IssuWorks Capital, LLC
dba Weild & Co

STATEMENT OF FINANCIAL CONDITION

December 31, 2014		
Assets		
Cash	$	106,897
Due to Issueworks Inc.		99,241
Accounts Receivable		38,500
Total assets	$	244,638
Liabilities & Members' equity		
Accounts Payable	$	36,000
Members' equity		208,638
Total members' equity	$	244,638

See accompanying notes to financial statements.

IssuWorks Capital, LLC
dba weild & Co.
STATEMENT OF OPERATIONS

For the year ended December 31, 2014

Revenue		
Retainer & Service fee income	$	952,554
Interest income		39
Total revenue		952,593
Expenses		
Consulting fees		832,239
Professional fees		20,074
Licenses and permits		564
Regulatory Fees		28,827
Other operating expenses		1,134
Total expenses		882,838
Income tax provision		-
Net Income (loss)	$	69,755

See accompanying notes to financial statements.

IssuWorks Capital, LLC
dba Weild & Co.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2014

Members' equity, beginning of year	$	65,534
Prior Period Adjustment		12,231
Members Equity, beginning of year as adjusted		77,765
Capital contributions		61,118
Capital withdrawals		
Net income (loss)		69,755
Members' equity, end of year	$	208,638

See accompanying notes to financial statements.

IssuWorks Capital, LLC
dba Weild & Co.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Cash flows from operating activities		
Net Income (loss)	$	69,755
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase Changes in Receivables and Payables		
Receivables from affiliates		(87,010)
Other Receivables		(38,500)
Accrued liabilites		36,000
Net cash provided (used) by operating activities		(19,755)
Cash flows from financing activities		
Capital contributions		61,118
Capital withdrawals		-
Net cash provided (used) by financing activities		61,118
Net change in cash and cash equivalents		41,363
Cash and cash equivalents, beginning of year		65,534
Cash and cash equivalents, end of year	$	106,897

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

IssuWorks Capital LLC (the "Company"), formerly Weild & Co, CMA Partners, LLC and The National Research Standard, Inc. ("NRS"), a New York Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by IssuWorks Inc. formally known as Capital Markets Advisory Partners, LLC ("the Parent").

The NRS was a wholly-owned subsidiary of The National Research Exchange Inc. ("NRE"). NRS was initially organized during 2004 as a limited liability company and during 2004 the members exchanged their member investments for shares of common stock of NRS. On October 13, 2007, NRE sold NRS to David Weild IV who changed the name from NRS to CMA Partners, LLC.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3)

ASC 820 did not have a material impact on the Company's financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company generates retainer and service income from providing consulting and introducing its asset manager customers to other broker-dealers who will provide certain operations services among others. Retainer and service income and related expenses are recognized when earned or incurred.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $ 106,897 which exceeded the requirement by $56,897.

3. Related party transactions

The Company has an Expense Sharing Agreement with Capital Markets Advisory Partners which is currently inactive, The Due to IssueWorks Inc. represents amount paid to the Parent.

4. Subsequent events

These financial statements were approved by management and available for issuance on February 16, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

IssuWorks Capital, LLC

SUPPLEMENTAL INFORMATION

December 31, 2014

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	208,638
Less: Non allowable assets		(101,741)
Net capital		106,897
Haircut		-
Adjusted net capital		106,897
Net minimum capital requirement of 6.67% of aggregate indebtedness of $36,000 or $50,000 whichever is greater		50,000
Excess net capital	$	56,897

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2014	$	106,897
No reconciling items		-
Net capital per above computation	$	106,897

December 31, 2014

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2014

MC

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
IssuWorks Capital, LLC, dba Weild & Co.
Boulder, CO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by IssuWorks Capital, LLC, dba Weild & Co., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating IssuWorks Capital, LLC, dba Weild & Co.'s compliance with the applicable instructions of Form SIPC-7. IssuWorks Capital, LLC, dba Weild & Co.'s management is responsible for IssuWorks Capital, LLC, dba Weild & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 16, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

IssuWorks Capital, LLC, dba Weild & Co.
SEC #8-66594
FINRA #132398
777 29th Street, Suite 402
Boulder, CO 80303

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Martin Pollock, 212-521-6795

2. A. General Assessment (item 2e from page 2) $ 2,381.48

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,381.48

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 100.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,481.48

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,481.48

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IssuWorks Capital, LLC, dba Weild & Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 13 day of February, 20 15.

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$952,593
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$952,593
2e. General Assessment @ .0025	$2,381.48

(to page 1, line 2.A.)

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of IssuWorks Capital, LLC, dba Weild & Co.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) IssuWorks Capital, LLC, dba Weild & Co. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which IssuWorks Capital, LLC, dba Weild & Co. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) IssuWorks Capital, LLC, dba Weild & Co. stated that IssuWorks Capital, LLC, dba Weild & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. IssuWorks Capital, LLC, dba Weild & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IssuWorks Capital, LLC, dba Weild & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption Report includes a statement that IssuWorks Capital, LLC, dba Weild & Co. met the exemption provisions without exception. During our review, we have identified that the Focus Report Form X-17A-5 filed quarterly reflects the exemption (k)(1) rather than (k)(2)(1) under rule 15c3-3 per their Membership Agreement. IssuWorks Capital, LLC, dba Weild & Co.'s was in compliance with the exemption provisions per the Membership Agreement.

Based on our review, with the exception of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 16, 2015

IssuWorks

IssuWorks Capital, LLC (d/b/a Weild & Co.) Assertions

Weild & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Weild & Co.

I, David Weild IV, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Weild IV
Member, CEO

February 16, 2015

777 29TH STREET, SUITE 402, BOULDER, CO 80303 (303) 449-5795